Exhibit (a)(5)(ii)

NOTICE TO HOLDERS OF THE
3.75% CONVERTIBLE SENIOR NOTES DUE 2020 (CUSIP NO. 346232 AB7)
ISSUED BY
FORESTAR GROUP INC.

NOTICE IS HEREBY GIVEN (this “Notice”) pursuant to the terms and conditions of the Indenture, dated as of February 26, 2013 (the “Base Indenture”), between Forestar Group Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 26, 2013, between the Company and the Trustee (the “First Supplemental Indenture”), and as further supplemented by the Third Supplemental Indenture, dated as of October 5, 2017, between the Company and the Trustee (the “Third Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), relating to the Company’s 3.75% Convertible Senior Notes due 2020 (the “Notes”), that each holder (each, a “Holder”) of the Notes has the right (the “Fundamental Change Repurchase Right”), subject to certain conditions, at the Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion thereof that equals $1,000 or an integral multiple of $1,000 in excess thereof, on November 13, 2017 (the “Fundamental Change Repurchase Date”). The Company will repurchase such Notes at a repurchase price (the “Fundamental Change Repurchase Price”) equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date. The amount payable on the Notes, including accrued and unpaid interest, will be $1,007.500 per $1,000 principal amount of Notes validly surrendered for repurchase, and not validly withdrawn. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

Holders may exercise their Fundamental Change Repurchase Right by (i) delivering to U.S. Bank National Association, as paying agent (the “Paying Agent”), a duly completed Fundamental Change Repurchase Notice (as defined in the Indenture, the “Fundamental Change Repurchase Notice”), if the Notes are Physical Securities, or in compliance with the applicable rules and procedures of The Depository Trust Company (“DTC,” and such rules and procedures, the “Applicable Procedures”), if the Notes are Global Securities, in each case, by 5:00 p.m., New York City time, on November 8, 2017 (the “Fundamental Change Expiration Time”) and (ii) delivering the Notes, if the Notes are Physical Securities, to the Paying Agent by the Fundamental Change Expiration Time (together with all necessary endorsements for transfer), or delivering the Notes by book-entry transfer, if the Notes are Global Securities, by the Fundamental Change Expiration Time in compliance with the Applicable Procedures. The Trustee has informed the Company that, as of the date hereof, all Notes are held through DTC and there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered in compliance with the Applicable Procedures and the satisfaction of any other requirements of DTC in connection with tendering beneficial interests in a Global Security.

Any Holder may withdraw, in whole or in part, its submission of a Fundamental Change Repurchase Notice by means of a written notice of withdrawal delivered to the Paying Agent at any time prior to the Fundamental Change Expiration Time. The Fundamental Change Repurchase Price (and any previously accrued and unpaid interest) for any Notes that are validly surrendered and not validly withdrawn will be paid by the Paying Agent, pursuant to Section 3.03 of the First Supplemental Indenture, promptly on the later of the Fundamental Change Repurchase Date and the time of book-entry transfer or the delivery of such Notes to the Paying Agent in the manner required by Section 3.02 of the First Supplemental Indenture. The Fundamental Change Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Notes and the Fundamental Change Repurchase Right Notice, Notice of a Make-Whole Fundamental Change, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020 (the “Offer to Repurchase”) that the Company is filing with the Securities and Exchange Commission on Schedule TO and any related notice materials, as amended and supplemented from time to time.

Pursuant to the Agreement and Plan of Merger, dated June 29, 2017 (the “Merger Agreement”), by and among D.R. Horton, Inc., a Delaware corporation (“D.R. Horton”), Force Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of D.R. Horton (“Merger Sub”), and the Company, on October 5, 2017, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

At the effective time of the Merger, each share of common stock of the Company, par value $1.00 per share (“Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger, including any Company restricted stock but not including the Cancelled Shares or the Dissenting Shares (each as defined in the Merger Agreement), was converted into the right to receive, at the stockholder’s election (i) for each share of Company Common Stock for which a Cash Election (as defined in the Merger Agreement, a “Cash Election”) had been made, $17.75 in cash or (ii) for each share of Company Common Stock for which a Stock Election (as defined in the Merger Agreement, a “Stock Election”) had been made, one share of common stock of the surviving corporation in the Merger, par value $1.00 per share (“Surviving Corporation Common Stock”), in each case, subject to proration pursuant to Section 3.2 of the Merger Agreement. As a result of the completion of the Merger, a Fundamental Change (as defined in the Indenture, a “Fundamental Change”) occurred on October 5, 2017, and accordingly, each Holder has the Fundamental Change Repurchase Right described herein.

Alternative to the Fundamental Change Repurchase Right:

You May Elect to Convert Your Notes

The Indenture provides that, as a result of the completion of the Merger, and notwithstanding the Fundamental Change Repurchase Right, the Holders of Notes have the right, subject to certain conditions, at each such Holder’s option, to surrender the Notes for conversion (the “Conversion Right”), at any time from or after October 5, 2017 until the Scheduled Trading Day immediately prior to the Fundamental Change Repurchase Date (such period, the “Conversion Period”) at the Conversion Rate (as defined in the Indenture, the “Conversion Rate”) of 40.8351 Units of Reference Property (as defined below) per $1,000 principal amount of Notes. If you would like to convert your Notes, you must deliver the appropriate instruction form pursuant to DTC’s book-entry conversion program and transfer such Notes to U.S. Bank National Association, as conversion agent (the “Conversion Agent”), in compliance with the Applicable Procedures, prior to the end of the Conversion Period. You may not convert any Notes with respect to which you have already delivered a Fundamental Change Repurchase Notice unless you have validly withdrawn such Fundamental Change Repurchase Notice in accordance with the procedures described in the Offer to Repurchase. Notes properly surrendered for conversion may not be withdrawn.

The completion of the Merger also constitutes a “Make-Whole Fundamental Change” under the Indenture. However, pursuant to the terms and conditions of the Indenture, there will be no increase of the Conversion Rate in connection with this Make-Whole Fundamental Change.

Pursuant to the terms of the Indenture, in connection with the consummation of the Merger, the Company and the Trustee entered into the Third Supplemental Indenture providing that, following the Merger, each Holder’s right to convert each $1,000 principal amount of Notes into, at the election of the Company, solely cash, solely shares of Company Common Stock or a combination of cash and shares of Company Common Stock was changed into a right to convert such principal amount of Notes into cash and shares of Surviving Corporation Common Stock based on the weighted average of the types and amounts of consideration received by holders of Company Common Stock that affirmatively made a Cash Election or a Stock Election pursuant to the Merger Agreement. As a result of elections affirmatively made by the holders of Company Common Stock in connection with the Merger, the weighted average consideration attributable to one share of Company Common Stock consists of $14.19785 in cash and 0.20012 shares of Surviving Corporation Common Stock (such weighted average, the “Unit of Reference Property”). Therefore, for each share of Company Common Stock you were previously entitled to receive upon conversion of the Notes, following the Merger, you instead will be entitled to receive a Unit of Reference Property comprised of $14.19785 in cash and 0.20012 shares of Surviving Corporation Common Stock. As a result, you will be entitled to receive $579.77062 in cash and 8.17192 shares of Surviving Corporation Common Stock per $1,000 aggregate principal amount of Notes validly surrendered for conversion, subject to the Company’s rights to deliver cash in lieu of all or a part of the conversion consideration otherwise payable in Units of Reference Property. The right of Holders to convert their Notes is separate from the Fundamental Change Repurchase Right.

Based on the right to convert your Notes into $579.77062 in cash and 8.17192 shares of Surviving Corporation Common Stock per $1,000 aggregate principal amount of Notes validly surrendered during the Conversion Period and the last reported sales price of Surviving Corporation Common Stock of $17.15 per share as of October 11, 2017, the value that you would currently receive if you validly exercised the Fundamental Change Repurchase Right is substantially more than the value that you would receive if you converted your Notes during the Conversion Period. You should review this Notice carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your Conversion Right and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert. None of the Company, D.R. Horton or any of their respective boards of directors, employees, advisors, or representatives, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to any Holder as to whether Holders should elect to require the Company to repurchase their Notes or convert their Notes.

This Notice constitutes the notice required to be published pursuant to Section 3.02(b) of the First Supplemental Indenture with respect to the Fundamental Change that occurred as a result of the completion of the Merger.

The Paying Agent and Conversion Agent is:
U.S. Bank National Association

Registered & Certified Mail:	Regular Mail or Overnight Courier:	In Person by Hand Only:

U.S. Bank National Association Attn: Corporate Actions 111 Fillmore Avenue St. Paul, MN 55107-1402	U.S. Bank National Association Attn: Corporate Actions 111 Fillmore Avenue St. Paul, MN 55107-1402	U.S. Bank National Association Attn: Corporate Actions 111 Fillmore Avenue St. Paul, MN 55107-1402

Or By Facsimile Transmission: (For Eligible Institutions only): Fax: 651-466-7367 Attn: Michael Tate Phone Number: 651-466-6783 Email: cts.conversions@usbank.com

Additional copies of this Notice and copies of the Offer to Repurchase may be obtained from the Paying Agent at its address set forth above.

The date of this Notice is October 12, 2017.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Repurchase and is incorporated herein by reference.

The Offer to Repurchase and other related materials will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the Holders.

THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES. THE OFFER TO REPURCHASE NOTES IS BEING MADE ONLY PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) THAT THE COMPANY IS FILING WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THEREAFTER DISTRIBUTING TO HOLDERS. HOLDERS AND INVESTORS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER TO REPURCHASE NOTES. AFTER THE COMPANY FILES THE TENDER OFFER STATEMENT WITH THE SEC, HOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT THE COMPANY FILES WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY CONTACTING THE COMPANY AT (512) 433-5200. HOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER TO REPURCHASE.